February 3, 2009

Christian N. Windsor

United States and Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

CONFIDENTIAL TREATMENT REQUESTED BY INTERNATIONAL BANCSHARES CORPORATION

Re:	International Bancshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 000-09439

Dear Mr. Windsor:

On behalf of International Bancshares Corporation, a Texas corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, this letter is submitted in response to the comment received in your letter to the Company dated January 21, 2009 (the “Comment Letter”).

The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Incentives, page 12 of Definitive Proxy Statement on Schedule 14A

1.             We note your response to comment 1 in our letter dated December 29, 2008.  Please confirm that no awards have or will be made to any of the company’s named executive officers pursuant to the 2006 Executive Incentive Compensation Plan for services performed in 2008.  In the alternative, please disclose in future filings the specific performance targets used to determine awards made under the plan or provide us an analysis as to why it is appropriate to omit specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:

An award was granted to a named executive officer pursuant to the Company’s 2006 Executive Incentive Compensation Plan (the “EICP”) for services performed in 2008.  The Company has sought confidential treatment for the specific targets and how the disclosure of each target would result in competitive harm to the Company in its confidential treatment request addressed to Christian N. Windsor at the address above dated February 3, 2009 (the “Confidential Treatment Request”), and, accordingly, has not included such information in this correspondence.

2.             We note your response to comment 2 in our letter dated December 29, 2008.  Please confirm that no awards have or will be made to any of the company’s named executive officers pursuant to the 2006 Executive Incentive Compensation Plan for services performed in 2008.  In the alternative, please disclose in future filings how the performance-based financial measures are calculated from the company’s audited financial statements and the reasons for any adjustments made by the committee in determining compensation in the relevant periods.

Response:

An award was granted to a named executive officer pursuant to the EICP for services performed in 2008.  The Company has sought confidential treatment for how the performance-based financial measures are calculated from the Company’s audited financial statements and the reasons for any adjustments made by the appropriate committee in determining compensation in the relevant periods and how the disclosure of calculations and adjustments would result in competitive harm to the Company in its Confidential Treatment Request, and, accordingly, has not included such information in this correspondence.

3.             We note your response to comment 4 in our letter dated December 29, 2008.  Please confirm that there will be no performance under the plan after the filing of the company’s next annual report on Form 10-K.  Refer to Item 601(b)(10)(i) of Regulation S-K.

Response:

The Company’s Executive Incentive Compensation Plan (the “EICP”) was terminated on December 19, 2008.  The Company confirms that there will be no payouts or other performance under the EICP after the filing of the Company’s annual report on Form 10-K for the fiscal year 2008.

We hope the foregoing, together with the discussion in the Confidential Treatment Request, is responsive to your comments and satisfactorily addresses the matters raised by the Staff in the Comment Letter.  Please call Eliza Gonzalez, the Company’s Senior Vice President, at 956-726-6651 with any questions or comments.

Sincerely,

INTERNATIONAL BANCSHARES CORPORATION

By:	/s/ Dennis E. Nixon
Dennis E. Nixon, President